SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 17 September 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

September 17, 2012

LUIS ALVAREZ TO BECOME CEO OF BT GLOBAL SERVICES

BT today announced that Luis Alvarez is to become CEO, BT Global Services from October 1, 2012. Alvarez has been with BT for 12 years in a variety of roles, most recently President of BT Global Services Europe, Middle East, Africa and Latin America. He brings a wealth of global experience and knowledge with him.
     Alvarez will take over from Jeff Kelly who has decided to return to the US following almost three years as CEO, BT Global Services. Under Kelly's leadership, BT Global Services has firmly established itself as a global leader in the provision of managed networked IT services to global corporations and governments around the world. The financial performance of the business has substantially improved in that period and its risk profile and delivery capabilities have been transformed.
     When Kelly returns to the US he will continue to be part of the BT team, as a senior executive advisor to BT in the US in a part-time capacity. His deep experience of the US market and relationships with key customers will help the team to further build the business in that region.
     BT Global Services has been transformed in recent years and Alvarez will lead the team to ensure the very high levels of support received by its customers continue to improve. The business has won industry recognition and numerous awards during the past three years including the Best Global Operator at the World Communications Awards two years in a row.
     Alvarez said: "I am passionate about BT Global Services and see great opportunities for us in the marketplace. I have a deep understanding of what our customers want and I also know what we can do to build an even better and more efficient business. The global economy is going through a period of rapid change and the BT Global Services team is well placed to support companies through that period of uncertainty and opportunity. We have a strong business in the UK, mature operations in key economies and are expanding our presence in the fastest growing parts of the world. These are strong foundations that we will build on."
     Ian Livingston, chief executive BT Group said: "Jeff has transformed BT Global Services and I would like to thank him for his contribution. BT Global Services is in a much better place than it was when Jeff joined us and I am delighted that he is staying on to advise us in his home market."

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. E-mail: newsroom@bt.com

All BT news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 17 September 2012